Stolt Offshore S.A.

NEWS RELEASE
                                           Contacts:
                                           Julian Thomson/Fiona Harris
                                           Stolt Offshore S.A.
                                           UK +44 1224 718436
                                           US +1 877 603 0267 (toll free)
                                           julian.thomson@stoltoffshore.com

                                           Patrick Handley (UK) / Tim Payne (US)
                                           Brunswick Group
                                           UK +44 207 404 5959
                                           US +1 212 333 3810
                                           phandley@brunswickgroup.com
                                           tpayne@brunswickgroup.com


             Stolt Offshore Announces Final Closure of Hubline Claim

London, England - March 15, 2004 - Stolt Offshore S.A. (NasdaqNM: SOSA; Oslo Stock Exchange: STO), announced today that following suspension of the arbitration proceedings that it had previously initiated, an out of court settlement of all outstanding claims relating to the Duke Energy/AGT Hubline project in the USA had been reached. The cash related to this claim has now been received.

Tom Ehret, Chief Executive Officer of Stolt Offshore, said, "The settlement of the Hubline claim, which is in line with provisions recorded at year end and the previously announced settlement of claims on the OGGS and Burullus projects, underscores our continued effort to resolve all disputes associated with the legacy contracts. Cash receipts in relation to outstanding claims in the last three months are now in excess of $100 million."

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Stolt Offshore is a leading offshore contractor to the oil and gas industry, specialising in technologically sophisticated deepwater engineering, flowline and pipeline lay, construction, inspection and maintenance services. The Company operates in Europe, the Middle East, West Africa, Asia Pacific, and the Americas
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Forward-Looking Statements: Certain statements made in this press release may include "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like "anticipate", "believe", "estimate", "expect", "intend", "may", "plan", "project", "will", "should", "seek", and similar expressions. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: the terms, conditions and amount of our indebtedness; our ability to restructure our indebtedness; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant customers; the outcome of legal proceedings; uncertainties inherent in operating internationally; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.